UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35989 / February 24, 2026

_____

In the Matter of	:
	:
Talcott Resolution Life Insurance Company	:
Talcott Resolution Life Insurance Company Separate Account Two	:
Talcott Resolution Life Insurance Company Separate Account Three	:
Talcott Resolution Life Insurance Company Separate Account Seven	:
Talcott Resolution Life and Annuity Insurance Company	:
Talcott Resolution Life and Annuity Insurance Company Separate Account One	:
Talcott Resolution Life and Annuity Insurance Company Separate Account Three	:
Talcott Resolution Life and Annuity Insurance Company Separate Account Six	:
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven	:
Legg Mason Partners Variable Equity Trust	:
Franklin Templeton Variable Insurance Products Trust	:
Putnam Variable Trust	:
	:
1 American Row	:
Hartford, CT 06103	:
	:
	:
(812-15701)	:
	:

_____

ORDER UNDER SECTIONS 26(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 ("Act")

Talcott Resolution Life Insurance Company ("TL"), Talcott Resolution Life and Annuity Insurance Company (together with TL, the "Talcott Resolution Insurance Companies"); their respective separate accounts, Talcott Resolution Life Insurance Company Separate Account Two, Talcott Resolution Life Insurance Company Separate Account Three, Talcott Resolution Life Insurance Company Separate Account Seven, Talcott Resolution Life and Annuity Insurance Company Separate Account One, Talcott Resolution Life and Annuity Insurance Company Separate Account Three, Talcott Resolution Life and Annuity Insurance Company Separate Account Six, and Talcott Resolution Life and Annuity Insurance Company Separate Account Seven (collectively, the "Separate Accounts," and together with the Talcott Resolution Insurance Companies, the "Section 26 Applicants"); and Legg Mason Partners Variable Equity Trust, Franklin Templeton Variable Insurance Products Trust, Putnam Variable Trust (collectively, the "Trusts" the Section 26 Applicants and the Trusts (collectively, the "Section 17 Applicants"), filed an application on February 14, 2025 and amendments to the application on July 25, 2025 and December 18, 2025.

The Section 26 Applicants requested an order pursuant to section 26(c) of the Act to approve the substitutions of shares of certain registered management investment companies with shares of certain other registered management investment companies ("Substitutions"). The Section 17 Applicants requested an order under section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the Substitutions.

On January 28, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 35921). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act, and with the general purposes of the Act.

Accordingly, in the matter of Talcott Resolution Life Insurance Company, et al. (File No. 812-15701),

IT IS ORDERED, under section 26(c) of the Act, that the proposed Substitutions are approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(b) of the Act, that the requested exemption from section 17(a) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.